

December 1, 2021

Tao Ling
Chief Executive Officer
Ostin Technology Group Co., Ltd.
Building 2, 101/201 1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

>   **Re: Ostin Technology Group Co., Ltd.**
>   **Amendment No. 6 to Registration Statement on Form F-1**
>   **Filed November 4, 2021**
>   **File No. 333-253959**

Dear Mr. Ling:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 6 to Form F-1

Cover Page/Prospectus Summary, page 1

1.   We note your disclosure on the cover page and throughout your filing that you control and receive economic benefits of Jiangsu Austin Optronics Technology Co., Ltd business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of

the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

2. Please disclose that your structure provides contractual exposure to foreign investment in such companies rather than replicating an investment.

Prospectus Summary, page 1

3. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing